File No. _________________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended

                              JSC Telasi ("Telasi")
                        (Name of foreign utility company)

                               THE AES CORPORATION
    (Name of filing company, if filed on behalf of a foreign utility company)


Item 1

         Foreign utility status is claimed by Telasi, a joint stock company organized under the laws of the country of Georgia and having its registered office at 3 Vani Street, Tbilisi, Georgia. Telasi owns and operates the electrical distribution facilities that serve Tbilisi, the capital city of Georgia. Telasi does not participate in the actual generation of electricity.

         The AES Corporation, through certain of its wholly owned subsidiaries is an indirect owner of 75% of Telasi, while the remaining 25% interest in Telasi is owned by the Government of Georgia.

Item 2

         Telasi does not have any domestic associate public utility companies. Additionally, no state commission certification is required under Section 33(a)(2) of the Act in connection with this filing.

EXHIBIT A

         Not Applicable.

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                                        By : __________________________

                                               William R. Luraschi
                                               General Counsel
                                               The AES Corporation
                                               1001 N. 19th Street
                                               Arlington, Virginia 22209
                                               (703) 522-1315


Dated : December 22, 1997